SECURITIES AND EXCHANGE COMMISSION
                  Washington, D. C.  20549


                        SCHEDULE 13D
          Under the Securities Exchange Act of 1934


                      ASTROPOWER, INC.
                      (Name of Issuer)


           COMMON STOCK, par value $0.01 per share
               (Title of Class of Securities)

                         04644A 10 1
                       (CUSIP Number)

                        John Scriven
        Vice President, General Counsel and Secretary
                  The Dow Chemical Company
                       2030 Dow Center
                   Midland, Michigan 48674
                             (517) 636-1000
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)



                      February 13, 1998
   (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement. [ X ].
                    CUSIP No. 04644A 10 1

1)  Name of Reporting Person and its    The Dow Chemical
Company                                 I.R.S.
Identification No.                   I.R.S. Identification
No.
                                     38-1285128.

2)  Check the Appropriate Box if a   (a)     [    ]
    Member of a Group                (b)     [    ]

3)  SEC Use Only

4)  Source of Funds                  WC

5)  Check Box if Disclosure of Legal
    Proceedings is Required Pursuant [    ]
    to Items 2(d) or 2(e)

6)  Citizenship or Place of Organization     Delaware


Number of   7)  Sole Voting Power    560,833
Shares
Beneficially    8)                   Shared Voting Power
0
Owned by
Each            9)                   Sole Dispositive Power
560,833
Reporting
Person With 10) Shared Dispositive Power     0

11) Aggregate Amount Beneficially    560,833
    owned by Each Reporting Person
    as of February 13, 1998

12) Check Box if the Aggregate Amount   [    ]
    in Row (11) Excludes Certain Shares

13) Percent of Class Represented by  6.7%
    Amount in Row (11) as of
    February 13, 1998

14)  Type of Reporting Person        CO




Item 1.  SECURITY AND ISSUER.

     This statement relates to the common stock, $0.01 par value per share (the "Common Stock"), of AstroPower, Inc., a Delaware corporation ("AstroPower") whose principal executive offices are located at Solar Park, Newark, Delaware 19716-2000.

ITEM 2.  IDENTITY AND BACKGROUND.

     The Dow Chemical Company, a Delaware corporation
("TDCC"), is engaged in the manufacture and sale of chemicals, plastic materials, pharmaceuticals and agricultural products and other specialized products.
TDCC's principal business and executive offices are located at 2030 Dow Center, Midland, MI 48574.

     A list of certain of TDCC's executive officers, all having business addresses which are the same as TDCC's principal executive offices, is set forth below:

Chairman of the Board        	 Frank P. Popoff
President and CEO                William S. Stavropoulos
Executive Vice President and
     Chief Financial Officer     J. Pedro Reinhard
Executive Vice President      	 Anthony J. Carbone
Executive Vice President      	 Michael D. Parker

     A list of TDCC's directors, their addresses and their principal occupation or employment is noted below:

Arnold A. Allemang                 Enrique C. Falla
Vice President                     Senior Consultant
The Dow Chemical Company           The Dow Chemical Company
2030 Dow Center                    2030 Dow Center
Midland, MI  48674            	   Midland, MI  48674

Jacqueline K. Barton               Barbara H. Franklin
Professor of Chemistry             President and CEO
California Institute of Technology Barbara Franklin
Enterprises
Division of Chem. & Chem. Engr.    2600 Virginia Avenue NW
Suite 506
Mail Code 127-72                   Washington D.C.  20037
Pasadena, CA  91125


David T. Buzzelli                  Allan D. Gilmour
Senior Consultant                  Retired Vice Chairman
The Dow Chemical Company           Ford Motor Company
2030 Dow Center                    36 Blair Lane
Midland, MI  48674                 Dearborn, MI  48120

Anthony J. Carbone                 Michael D. Parker
Executive Vice President           Executive Vice President
The Dow Chemical Company           The Dow Chemical Company
2030 Dow Center                    2030 Dow Center
Midland, MI  48674                 Midland, MI  48674

Fred P. Corson                     Frank P. Popoff
Vice President                     Chairman of the Board
The Dow Chemical Company           The Dow Chemical Company
2030 Dow Center                    2030 Dow Center
Midland, MI  48674                 Midland, MI  48674

John C. Danforth                   J. Pedro Reinhard
Partner                            Executive Vice President and
Bryan Cave LLP                     Chief Financial Officer
One Metropolitan Square            The Dow Chemical Company
211 North Broadway, Suite 3600     2030 Dow Center
St. Louis, MO  63102-2750          Midland, MI  48674

Willie D. Davis                    Harold T. Shapiro
President and CEO                  President
All Pro Broadcasting, Inc.         Princeton University
161 N. LaBrea Avenue               1 Nassau Hall
Inglewood, Ca  90301               Princeton, NJ  08544

Michael L. Dow                     William S. Stavropoulos
Owner                              President and CEO
General Aviation, Inc.             The Dow Chemical Company
07232 Boyne City Road              2030 Dow Center
Charlevoix, MI  49720              Midland, MI  48674

Joseph L. Downey                   Paul G. Stern
Senior Consultant                  Partner
The Dow Chemical Company           Thayer Capital Partners
2030 Dow Center                    1455 Pennsylvania Ave.
Midland, MI  48674		               NW, Suite 350
                		                 Washington, D.C. 20004

     Of the foregoing executive officers and directors of TDCC, all are United States citizens except J. Pedro
Reinhard and Michael D. Parker, who are citizens of Brazil and Great Britain, respectively.

     During the last five years, neither TDCC nor any of the foregoing persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     All funds used by TDCC to acquire its shares of the Common Stock of AstroPower came from working capital.

ITEM 4.   PURPOSE OF TRANSACTION.

     (a) - (g) TDCC had earlier acquired 577,777 shares of the common stock and 170,000 shares of the preferred stock of AstroPower for a total combined purchase price of $779,499. On February 13, 1998, AstroPower undertook an initial public offering which included the conversion of its preferred shares and a three for four reverse stock split. As a consequence of these actions, TDCC now holds 560,833 shares of the Common Stock of AstroPower which are now listed on the NASDAQ National Market under the symbol "APWR". TDCC holds such shares for investment purposes.


ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

     (A)  TDCC beneficially owns 560,833 shares of the Common
Stock of AstroPower representing 6.7%.
     (b) TDCC holds sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all 560,833 shares of the Common Stock of AstroPower that it beneficially owns.
     (c)  See Item 4, incorporated herein by reference.
     (d)  Not applicable.
     (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER.

     Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 23, 1998      THE DOW CHEMICAL COMPANY


                              	By:	      /s/J. PEDRO REINHARD
                           				Name:     J. Pedro Reinhard
                              	Title:    Executive Vice President and
                                   	     Chief Financial Officer